Oppenheimer Zero Coupon
                             U.S. Treasuries Trust
                                   Series A
                     Annual Report dated December 31, 1993

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Independent Auditors' Report
- ---------------------------------------------------------------------------

We have audited the accompanying statements of condition, including the related portfolios of the 1994 Series, the 1995 Series, the 2000 Series and the 2005 Series of the Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A, as of December 31, 1993 and the related statements of operations and changes in net assets, including the 1993 Series, for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A at December 31, 1993, and the results of its operations and changes in its net assets, for the above stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE
Denver, Colorado
February 8, 1994

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Condition as of December 31, 1993

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       1994               1995
                                                                                                      Series             Series
- -------------------------------------------------------------------------------------------------------------------------------
Trust Property
Investment in marketable securities (see Portfolios) - Note 1 . . . . . . . . . . . . . .           $938,308         $3,703,443
Cash      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,768              3,953
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 55              1,099
                                                                                                    --------         ----------
         Total trust property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            940,131          3,708,495
Less Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,823              5,052
                                                                                                    --------         ----------
Net Assets - Note 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $938,308         $3,703,443
                                                                                                    ========         ==========
Units Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            967,481          3,904,361
                                                                                                    ========         ==========
Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $ .96985         $   .94854
                                                                                                    ========         ==========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Condition as of December 31, 1993 (Continued)

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                       2000               2005
                                                                                                      Series             Series
- -------------------------------------------------------------------------------------------------------------------------------
Trust Property
Investment in marketable securities (see Portfolios) - Note 1 . . . . . . . . . . . . . .         $6,237,029         $2,347,757
Cash      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              5,185              6,141
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,513              1,330
                                                                                                  ----------         ----------

         Total trust property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          6,243,727          2,355,228
Less Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,698              7,471
                                                                                                  ----------        -----------
Net Assets - Note 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $6,237,029         $2,347,757
                                                                                                  ==========         ==========

Units Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          8,963,103          4,728,778
                                                                                                  ==========         ==========

Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $   .69586         $   .49648
                                                                                                  ==========         ==========


See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Operations
For the Years Ended December 31, 1993, 1992 and 1991

- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                       1993 Series
                                                                                           ---------------------------------
                                                                                               1993         1992       1991
- ----------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . .     . . . . . . . . . . . . . . . .          $    505     $    686    $    838
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . .           106,594      133,081     153,068
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . . . . . .              (505)        (686)       (838)
                                                                                           --------     --------    --------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           106,594      133,081     153,068
Realized and Unrealized Gain (Loss)
on Investments
Realized gain on securities
   transactions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            70,689       21,433      17,172
Net change in unrealized appreciation
   of investments   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (70,689)     (67,262)     44,690
                                                                                           --------     --------    --------
Net gain (loss) on investments  . . . . . . . . . . . . . . . . . . . . . . . . .              0         (45,829)     61,862
                                                                                           --------     --------    --------

Net Increase in Net Assets Resulting
   from Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $106,594     $ 87,252    $214,930
                                                                                           ========     ========    ========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Operations
For the Years Ended December 31, 1993, 1992 and 1991 (Continued)

- ----------------------------------------------------------------------------------------------------------------------------
                                                               1994 Series                            1995 Series
                                                      ------------------------------          ------------------------------
                                                     1993         1992         1991            1993         1992        1991
- ----------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . .     $    433    $    456     $    607        $  1,745     $  1,860    $  2,440
Accretion of original issue discount  . . . .       76,653      93,898      119,320         308,088      324,994     382,416
Trustee's fees and expenses - Note 3  . . . .         (433)       (456)        (607)         (1,745)      (1,860)     (2,440)
                                                  --------    --------     --------        --------     --------    --------
Net investment income . . . . . . . . . . . .       76,653      93,898      119,320         308,088      324,994     382,416
Realized and Unrealized Gain (Loss)
on Investments
Realized gain on securities
   transactions   . . . . . . . . . . . . . .            -      26,695       55,797           4,281       67,600     155,252
Net change in unrealized appreciation
   of investments   . . . . . . . . . . . . .      (29,770)    (41,618)      28,639        (101,947)    (121,562)     77,972
                                                  --------    --------     --------        --------     --------    --------
Net gain (loss) on investments  . . . . . . .      (29,770)    (14,923)      84,436         (97,666)     (53,862)    233,224
                                                  --------    --------     --------        --------     --------    --------
Net Increase in Net Assets Resulting
   from Operations  . . . . . . . . . . . . .     $ 46,883    $ 78,975     $203,756        $210,422     $271,032    $615,640
                                                  ========    ========     ========        ========     ========    ========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Operations
For the Years Ended December 31, 1993, 1992 and 1991 (Concluded)

- ----------------------------------------------------------------------------------------------------------------------------
                                                                 2000 Series                             2005 Series
                                                   ---------------------------------         -------------------------------
                                                    1993         1992         1991             1993         1992       1991
- ----------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . .   $  4,001     $  4,732    $    5,357        $  2,240     $  2,686    $  3,989
Accretion of original issue discount  . . . .    431,009      470,591       493,626         167,463      192,694     248,006
Trustee's fees and expenses - Note 3  . . . .     (4,001)      (4,732)       (5,357)         (2,240)      (2,686)     (3,989)
                                                --------     --------    ----------        --------     --------    --------
Net investment income . . . . . . . . . . . .    431,009      470,591       493,626         167,463      192,694     248,006
Realized and Unrealized Gain (Loss)
on Investments
Realized gain on securities
   transactions   . . . . . . . . . . . . . .    140,068      163,914       166,548          92,226       92,668      84,022
Net Change in unrealized appreciation
   of investments   . . . . . . . . . . . . .    299,144     (136,385)      495,674         214,645      (92,683)    253,709
                                                --------     --------    ----------        --------     --------    --------
Net gain (loss) on investments  . . . . . . .    439,212       27,529       662,222         306,871          (15)    337,731
                                                --------     --------    ----------        --------     --------    --------

Net Increase in Net Assets Resulting
   from Operations  . . . . . . . . . . . . .   $870,221     $498,120    $1,155,848        $474,334     $192,679    $585,737
                                                ========     ========    ==========        ========     ========    ========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Changes in Net Assets
For the Years Ended December 31, 1993, 1992 and 1991

- ----------------------------------------------------------------------------------------------------------------------------
                                                                                                        1993 Series
                                                                                           ---------------------------------
                                                                                             1993          1992         1991
- ----------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  106,594     $  133,081   $  153,068
   Realized gain on securities
     transactions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         70,689         21,433       17,172
   Net unrealized appreciation
     (depreciation) of
     investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (70,689)       (67,262)      44,690
                                                                                        --------       --------    ---------

   Net increase in net assets
     resulting from operations  . . . . . . . . . . . . . . . . . . . . . . . . .        106,594         87,252      214,930
Capital Share
  Transactions - Note 4
   Issuance of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              -              -           85
   Redemption of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,481,998)      (404,426)    (305,672)
                                                                                      ----------      ---------    ---------

   Net increase (decrease) in
     Net Assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,375,404)      (317,174)     (90,657)
Net Assets:
   Beginning of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,375,404      1,692,578    1,783,235
                                                                                       ---------      ---------    ---------

   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $        0     $1,375,404   $1,692,578
                                                                                      ==========     ==========   ==========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Changes in Net Assets
For the Years Ended December 31, 1993, 1992 and 1991 (Continued)

- ----------------------------------------------------------------------------------------------------------------------------
                                                        1994 Series                                  1995 Series
                                             -------------------------------------       -----------------------------------
                                              1993           1992           1991          1993           1992         1991
- ----------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . .        $ 76,653     $   93,898   $  119,320      $  308,088    $  324,994   $  382,416
   Realized gain on securities
     transactions   . . . . . . . . .               -         26,695       55,797           4,281        67,600      155,252
   Net unrealized appreciation
     (depreciation) of
     investments  . . . . . . . . . .         (29,770)       (41,618)      28,639        (101,947)     (121,562)      77,972
                                             --------     ----------    ---------       ---------     ---------   ----------

   Net increase in net assets
     resulting from operations  . . .          46,883         78,975      203,756         210,422       271,032      615,640
Capital Share
  Transactions - Note 4
   Issuance of Units  . . . . . . . .               -              -            -               -             -            -
   Redemption of Units  . . . . . . .               -       (353,557)    (916,388)        (54,412)     (745,228)  (1,593,904)
                                             --------      ---------    ---------       ---------     ---------   ----------

   Net increase (decrease) in
     Net Assets   . . . . . . . . . .          46,883       (274,582)    (712,632)        156,010      (474,196)    (978,264)
Net Assets:
   Beginning of period  . . . . . . .         891,425      1,166,007    1,878,639       3,547,433     4,021,629    4,999,893
                                             --------      ---------    ---------       ---------     ---------    ---------

   End of period  . . . . . . . . . .        $938,308     $  891,425   $1,166,007      $3,703,443    $3,547,433   $4,021,629
                                             ========     ==========   ==========      ==========    ==========   ==========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Statements of Changes in Net Assets
For the Years Ended December 31, 1993, 1992 and 1991 (Concluded)

- -----------------------------------------------------------------------------------------------------------------------------
                                                             2000 Series                               2005 Series
                                                ---------------------------------          ----------------------------------
                                                 1993         1992          1991            1993          1992          1991
- -----------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . .       $  431,009    $  470,591     $  493,626     $ 167,463   $  192,694     $  248,006
   Realized gain on securities
     transactions   . . . . . . . . .          140,068       163,914        166,548        92,226       92,668         84,022
   Net unrealized appreciation
     (depreciation) of
     investments  . . . . . . . . . .          299,144      (136,385)       495,674       214,645      (92,683)       253,709
                                             ---------    ----------     ----------      --------   ----------     ----------

   Net increase in net assets
     resulting from operations  . . .          870,221       498,120      1,155,848       474,334      192,679        585,737
Capital Share
  Transactions - Note 4
   Issuance of Units  . . . . . . . .          130,275       410,460        145,840             -            -         20,058
   Redemption of Units  . . . . . . .         (646,397)   (1,279,762)      (934,304)     (470,251)    (884,195)      (689,193)
                                             ---------    ----------     ----------     ---------   ----------      ----------

   Net increase (decrease) in
     Net Assets   . . . . . . . . . .          354,099      (371,182)       367,384         4,083     (691,516)       (83,398)
Net Assets:
   Beginning of period  . . . . . . .        5,882,930     6,254,112      5,886,728     2,343,674    3,035,190      3,118,588
                                             ---------    ----------     ----------    ----------   ----------     ----------

   End of period  . . . . . . . . . .       $6,237,029    $5,882,930     $6,254,112    $2,347,757   $2,343,674     $3,035,190
      . . . . . . . . . . . . . . . .       ==========    ==========     ==========    ==========   ==========     ==========

See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991
- ---------------------------------------------------------------------------

1.      Significant Accounting Policies

The Fund is registered under the Investment Company Act of 1940 as a unit investment trust. Units of the Fund are sold only to separate investment accounts of life insurance companies to fund variable life insurance policies. The Fund's sponsor is Oppenheimer Funds Distributor, Inc. The following is a summary of significant accounting policies consistently followed by the Fund. The policies are in conformity with generally accepted accounting principles.

(a) Securities are stated at value as determined by the Evaluator based on bid side evaluations for the securities.

(b) Cost of securities have been adjusted to include the accretion of original issue discount on the Stripped Treasury Securities.

2.      Net Capital

                                                                                                December 31,

                                                                             ------------------------------------------------
                                                                                1993              1992                 1991
1993 Series
- -----------
Cost of 1,417,359, and 1,849,006 Units, respectively  . . . . . . . .                         $  769,341           $1,034,178
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . .                             12,418               11,285
                                                                                              ----------           ----------
Net amount applicable to certificateholders . . . . . . . . . . . . .                            756,923            1,022,893
Accretion of original issue discount  . . . . . . . . . . . . . . . .                            551,165              535,107
Net unrealized appreciation of investments  . . . . . . . . . . . . .                             67,316              134,578
                                                                                              ----------           ----------
Net capital applicable to certificateholders  . . . . . . . . . . . .                         $1,375,404           $1,692,578
                                                                                              ==========           ==========

1994 Series
- -----------
Cost of 967,481, 967,481, and 1,353,971 Units, respectively . . . . .          $448,823       $  448,823           $  700,019
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . .             8,438            8,438                8,037
                                                                               --------       ----------           ----------

Net amount applicable to certificateholders . . . . . . . . . . . . .           440,385          440,385              691,982
Accretion of original issue discount  . . . . . . . . . . . . . . . .           451,641          374,989              356,356
Net unrealized appreciation of investments  . . . . . . . . . . . . .            46,282           76,051              117,669
                                                                               --------       ----------           ----------
Net capital applicable to certificateholders  . . . . . . . . . . . .          $938,308       $  891,425           $1,166,007
                                                                               ========       ==========           ==========

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991 (Continued)

- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                 December 31,
                                                                               ----------------------------------------------
                                                                               1993                1992                 1991
                                                                               ----                ----                 ----
1995 Series
- -----------
Cost of 3,904,361, 3,964,621, and 4,828,351 Units, respectively . . .      $1,838,780          $1,867,912          $2,244,734
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . .          25,358              25,632              30,152
                                                                           ----------          ----------          ----------
Net amount applicable to certificateholders . . . . . . . . . . . . .       1,813,422           1,842,280           2,214,582
Accretion of original issue discount  . . . . . . . . . . . . . . . .       1,618,192           1,331,377           1,311,709
Net unrealized appreciation of investments  . . . . . . . . . . . . .         271,829             373,776             495,338
                                                                           ----------          ----------          ----------

Net capital applicable to certificateholders  . . . . . . . . . . . .      $3,703,443          $3,547,433          $4,021,629
                                                                           ==========          ==========          ==========

2000 Series
- -----------
Cost of 8,963,103, 9,757,347, and 11,275,461 Units, respectively  . .      $3,421,333          $3,601,554          $3,880,735
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . .          32,898              38,151              47,431
                                                                           ----------          ----------          ----------
Net amount applicable to certificateholders . . . . . . . . . . . . .       3,388,435           3,563,403           3,833,304
Accretion of original issue discount  . . . . . . . . . . . . . . . .       1,646,008           1,416,085           1,380,981
Net unrealized appreciation of investments  . . . . . . . . . . . . .       1,202,586             903,442           1,039,827
                                                                           ----------          ----------          ----------
Net capital applicable to certificateholders  . . . . . . . . . . . .      $6,237,029          $5,882,930          $6,254,112
                                                                           ==========          ==========          ==========

2005 Series
- -----------
Cost of 4,728,778, 5,739,260, and 8,162,406 Units, respectively . . .      $1,321,058          $1,555,784          $2,122,093
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . .          28,042              35,279              13,045
                                                                           ----------          ----------          ----------
Net amount applicable to certificateholders . . . . . . . . . . . . .       1,293,016           1,520,505           2,109,048
Accretion of original issue discount  . . . . . . . . . . . . . . . .         481,234             429,028             439,318
Net unrealized appreciation of investments  . . . . . . . . . . . . .         573,507             394,141             486,824
                                                                           ----------          ----------          ----------
Net capital applicable to certificateholders  . . . . . . . . . . . .      $2,347,757          $2,343,674          $3,035,190
                                                                           ==========          ==========          ==========

3.      Expenses
Trustee's fees and other expenses incurred by the Fund are limited to the amount of income generated by the Interest Bearing Treasury Securities in each Series. Any excess expenses are assumed by the Sponsor.

4.      Capital Share Transactions

Issuance

Additional Units were issued by the Fund during the years ended December 31, 1993, 1992, and 1991 as follows:

Series                                                                          1993              1992                 1991
- ------                                                                          ----              ----                 ----
1993    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                                  -                   77
1994    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 -                -                    -
1995    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 -                -                    -
2000    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           201,075          749,003              301,612
2005    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 -                -               19,909

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991 (Concluded)
- ---------------------------------------------------------------------------

Redemption

During 1993, 1992 and 1991, the Sponsor elected to redeem Units of the Fund as follows:

Series                                                                           1993                1992               1991
- ------                                                                           ----                ----               ----
1993    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           145,555           431,647              351,340
1994    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 -           386,490            1,174,529
1995    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            60,260           863,730            2,119,153
2000    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           995,319         2,267,117            1,819,725
2005    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,010,482         2,423,146            2,031,018

The total proceeds were remitted to the Sponsor.

5.      Income Taxes
All income received, accretion of original issue discount, expenses paid, and realized gains and losses on securities sold are attributable to the holder, on a pro rata basis, for Federal income tax purposes in accordance with the grantor trust rules of the Internal Revenue Code.

At December 31, 1993, the cost of investment securities for Federal income tax purposes was approximately equivalent to the adjusted cost as shown in each Series' portfolio.

6.      Distributions
It is anticipated that each Series will not make any distributions until the first business day following the maturity of its holding in the Stripped Treasury Securities which are non-interest bearing. In November of 1993 Series 1993 matured and distributions of $1,275,875 were made.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series A
Portfolios as of December 31, 1993

- ------------------------------------------------------------------------------------------------------------------------------
Series No. and                                             Coupon                        Face           Adjusted
Title of Securities                                        Rates     Maturities         Amount          Cost (+)     Value (*)
- ------------------------------------------------------------------------------------------------------------------------------
1994 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . .              0%      11-15-94       $  963,750      $  888,477    $  934,325
  U.S. Treasury Notes   . . . . . . . . . . . . .         11.625%      11-15-94            3,731           3,549         3,983
                                                                                      ----------      ----------    ----------

        Total . . . . . . . . . . . . . . . . . .                                     $  967,481      $  892,026    $  938,308
                                                                                      ==========      ==========    ==========
1995 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . .              0%       5-15-95       $3,887,500      $3,414,878    $3,685,144
  U.S. Treasury Notes   . . . . . . . . . . . . .         10.375%       5-15-95           16,861          16,736        18,299
                                                                                      ----------      ----------    ----------
        Total . . . . . . . . . . . . . . . . . .                                     $3,904,361      $3,431,614    $3,703,443
                                                                                      ==========      ==========    ==========
2000 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . .              0%       8-15-00       $8,915,200      $4,987,993    $6,186,177
  U.S. Treasury Notes   . . . . . . . . . . . . .          8.375%       8-15-00           47,903          46,450        50,852
                                                                                      ----------      ----------    ----------
        Total . . . . . . . . . . . . . . . . . .                                     $8,963,103      $5,034,443    $6,237,029
                                                                                      ==========      ==========    ==========

2005 Series
- -----------
  Stripped Treasury Securities  . . . . . . . . .              0%       5-15-05       $4,703,125      $1,750,448    $2,318,617
  U.S. Treasury Notes   . . . . . . . . . . . . .           8.25%       5-15-05           25,653          23,802        29,140
                                                                                      ----------      ----------    ----------
        Total . . . . . . . . . . . . . . . . . .                                     $4,728,778      $1,774,250    $2,347,757
                                                                                      ==========      ==========    ==========

- -------------
(+) See Notes to Financial Statements.
(*) The aggregate values based on offering side evaluations at December 31, 1993 were as follows:

                            Series            Amount
                            ------            ------
                             1994           $  938,628
                             1995            3,705,429
                             2000            6,253,008
                             2005            2,358,016


See Notes to Financial Statements.

Investment Summary of Series A+
as of December 31, 1993
- ---------------------------------------------------------------------------

Series A is a series unit investment trust consisting of nine separate series, each with its own portfolio. At December 31, 1993, there are four series which are still outstanding, these are the 1994 Series, the 1995 Series, the 2000 Series and the 2005 Series, designated for the maturities of their underlying Portfolios (see Portfolios herein).

                                                                                                1994                 1995
                                                                                               Series               Series
- -----------------------------------------------------------------------------------------------------------------------------
Face Amount of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 967,481         $  3,904,361
Number of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          967,481            3,904,361
Fractional Undivided Interest in Fund Represented by Each Unit  . . . . . . . . . . .        1/967,481 st       1/3,904,361 st
Offering Price per 1,000 Units***
    Aggregate offering side evaluation of Securities in Fund*   . . . . . . . . . . .        $ 938,628.00       $ 3,705,429.00
                                                                                             ------------       --------------
    Divided by number of Units times 1,000  . . . . . . . . . . . . . . . . . . . . .        $     970.18       $       949.05
    Plus the applicable transaction charge**  . . . . . . . . . . . . . . . . . . . .                2.43                 2.37
                                                                                             ------------       --------------
    Offering Price per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . . . . .        $     972.60       $       951.42
                                                                                             ============       ==============
Sponsor's Repurchase Price Per 1,000 Units (based on offering
  side evaluation of underlying Securities)   . . . . . . . . . . . . . . . . . . . .        $     970.18       $       949.05
Redemption Price Per 1,000 Units (based on bid side evaluation
  of underlying Securities)**** . . . . . . . . . . . . . . . . . . . . . . . . . . .        $     969.85       $       948.54
Calculation of Estimated Net Annual Interest Income per 1,000
  Units Received in Cash by the Fund
    Gross annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . . . .        $       0.45       $         0.45
    Less estimated annual expense per 1,000 Units   . . . . . . . . . . . . . . . . .                0.45                 0.45
                                                                                             ------------       --------------
    Net annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . . . . .        $       0.00       $         0.00
                                                                                             ============       ==============
Distributions
    Distributions will be made on the first business day
    following the maturity of each Security in a Series
    to holders of record on the business day immediately
    preceding the date of such distribution.
Trustee's Annual Fee
    Per $1,000 face amount of underlying Securities (see
    Expenses and Charges)                                                                    $       0.35       $         0.35
Evaluator's Fee for Each Evaluation
    $.35 for each issue of underlying Securities.
    Treating separate maturities as separate issues.
Evaluation Time
    3:30 P.M. New York Time
Mandatory Termination Date
    January 1, 2035
Minimum Value of Fund
    Trust Indenture may be terminated with respect to any
    Series if the value of that Series is less than 40% of
    the face amount of Securities.

Investment Summary of Series A+
as of December 31, 1993 (Concluded)
- ---------------------------------------------------------------------------

Series A is a series unit investment trust consisting of nine separate series, each with its own portfolio. At December 31, 1993, there are four series which are still outstanding, these are the 1994 Series, the 1995 Series, the 2000 Series and the 2005 Series, designated for the maturities of their underlying Portfolios (see Portfolios herein).

                                                                                                 2000                 2005
                                                                                               Series               Series
- -----------------------------------------------------------------------------------------------------------------------------
Face Amount of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 8,963,103         $  4,728,778
Number of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        8,963,103            4,728,778
Fractional Undivided Interest in Fund Represented by Each Unit  . . . . . . . . . . .      1/8,963,103 rd       1/4,728,778 th
Offering Price per 1,000 Units***
    Aggregate offering side evaluation of Securities in Fund*   . . . . . . . . . . .      $ 6,253,008.00       $ 2,358,016.00
                                                                                           --------------       --------------
    Divided by number of Units times 1,000  . . . . . . . . . . . . . . . . . . . . .      $       697.64       $       498.65
    Plus the applicable transaction charge**  . . . . . . . . . . . . . . . . . . . .                6.98                 7.48
                                                                                           --------------       --------------
    Offering Price per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . . . . .      $       704.62       $       506.13
                                                                                           ==============       ==============
Sponsor's Repurchase Price Per 1,000 Units (based on offering
  side evaluation of underlying Securities)   . . . . . . . . . . . . . . . . . . . .      $       697.64       $       498.65
Redemption Price Per 1,000 Units (based on bid side evaluation
  of underlying Securities)**** . . . . . . . . . . . . . . . . . . . . . . . . . . .      $       695.86       $       496.48
Calculation of Estimated Net Annual Interest Income per 1,000
  Units Received in Cash by the Fund
    Gross annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . . . .      $         0.45       $         0.45
    Less estimated annual expense per 1,000 Units   . . . . . . . . . . . . . . . . .                0.45                 0.45
                                                                                           --------------       --------------
    Net annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . . . . .      $         0.00       $         0.00
                                                                                           ==============       ==============
Distributions
    Distributions will be made on the first business day
    following the maturity of each Security in a Series
    to holders of record on the business day immediately
    preceding the date of such distribution.
Trustee's Annual Fee
    Per $1,000 face amount of underlying Securities (see
    Expenses and Charges)                                                                     $      0.35       $         0.35
Evaluator's Fee for Each Evaluation
    $.35 for each issue of underlying Securities.
    Treating separate maturities as separate issues.
Evaluation Time
    3:30 P.M. New York Time
Mandatory Termination Date
    January 1, 2035
Minimum Value of Fund
    Trust Indenture may be terminated with respect to any
    Series if the value of that Series is less than 40% of
    the face amount of Securities.

- --------------
    +  The Indenture was signed and the initial deposit was made as of March 20, 1985.
    *  The aggregate offering side evaluation of the obligations is determined by the Evaluator on the basis of current offering prices for the obligations.
   **  The transaction charges currently applicable to the 1994 Series, the 1995 Series, the 2000 Series and the 2005 Series are
       .25%, .25%, 1.00% and 1.50% of their respective offering prices per 1,000 Units (.251%, .251%, 1.010% and 1.523%, respectively, of the net amount invested in Securities).
  ***  These figures are computed by dividing the  aggregate offering side evaluation of the  underlying Securities in the particular Series (the price at which they could be purchased directly by the public if they were available) by the number of Units of the Series outstanding, multiplying the result times 1,000 and adding the applicable transaction charge as described in the preceding footnote.  These figures assume a purchase of 1,000 Units.  The price of a single Unit, or any multiple thereof, is calculated by dividing the Offering Price per 1,000 Units above by 1,000 and multiplying by the number of Units.
 ****  Figures shown are $2.75, $2.88, $8.76, and $9.65 less than the Offering Price per 1,000 Units and $.33, $.51, $1.78 and $2.17
       less than the Sponsor's Repurchase Price per 1,000 Units with respect to the 1994 Series, the 1995 Series, the 2000 Series and the 2005 Series, respectively.